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Jimena Acuña Smith
T +1 415 315 2306
jimena.smith@ropesgray.com

April 28, 2021

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Anu Dubey

Re:	Pax World Funds Series Trust I (File Nos. 002-38679, 811-02064) (“Trust I”)

Pax World Funds Series Trust III (File Nos. 333-194601, 811-22935) (“Trust III” and, together with Trust I, the “Registrants” and each series of the Registrants, a “Fund” and together, the “Funds”)

Dear Ms. Dubey:

We are writing to respond to the supplemental comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on April 27, 2021 in connection with Post-Effective Amendment No. 98 for Trust I and Post-Effective Amendment No. 17 for Trust III, each filed with the Commission on March 1, 2021 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”). These supplemental comments are in response to the Registrants’ comment response letter, filed as correspondence with the Commission on April 26, 2021 (the “Original Comment Response Letter”). The Staff’s comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Prospectus.

PROSPECTUS

1.       Comment. With respect to Pax Global Sustainable Infrastructure Fund, in advance of the investment objective, principal investment strategy and primary benchmark changes going effective, please file a Rule 497 supplement disclosing the transaction costs and the tax impact of the Fund’s portfolio re-positioning.

Response. The Registrant respectfully notes that the Fund’s portfolio has already been repositioned, and declines to make the requested filing. The Registrant notes that disclosure regarding any brokerage commissions paid by the Fund will be made in the Statement of Additional Information in the next annual update and that the Fund’s realized and unrealized capital gains will be disclosed in the unaudited financial statements in the semi-annual report to shareholders for the period ending June 30, 2021.

2.       Comment. Please revise Pax U.S. Sustainable Economy Fund’s 80% policy to state that the Fund will invest at least 80% of its net assets in sustainable large-capitalization U.S. equity securities, in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Please also define the term “sustainable” for purposes of the Fund’s 80% policy. If the Fund’s definition of “sustainable” is ESG, then please clearly explain how ESG is defined and the specific ESG factors that the Fund focuses on.

Response. The Registrant respectfully submits that the term “sustainable” does not connote a particular type of investment; rather, it is a component of the Pax World Funds’ investment strategies. The Registrant notes that the adopting release for Rule 35d-1 provides that “the rule does not apply to fund names that incorporate terms such as ‘growth’ and ‘value’ that connote types of investment strategies as opposed to types of investments.”1 The term “sustainable” in the Fund’s name indicates that the Fund employs a sustainable investment strategy that favors securities that the investment adviser believes are in higher opportunity and lower risk areas of the market when it comes to sustainability-related issues, and also have strong ESG profiles; it does not suggest a type of investment. In order to clarify this for investors, the Registrant’s statutory prospectus has a dedicated section on sustainable investing, which states, in part: “Pax World Funds pursue a sustainable investing approach, focusing on the risks and opportunities arising from the transition to a more sustainable economy. We believe that capital markets will be shaped profoundly by global sustainability challenges, from climate change to gender equality, and these trends will drive growth for well-positioned companies and create risks for those unable or unwilling to adapt. We identify companies for our investment portfolios through systematic and fundamental analysis which incorporates long-term risks, including environmental, social and governance (ESG) factors. We believe this process enhances investment decisions and helps us construct investment portfolios made up of better long-term investments.” Accordingly, the Registrant declines to make the requested change.

3.       Comment. With respect to the following disclosure in the Principal Investment Strategies section for Pax Global Sustainable Infrastructure Fund, please consider clarifying that “significant revenues” means at least 50% of revenues: “Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies that the Adviser determines derive significant revenues from owning, operating, developing or distributing sustainable infrastructure-related goods, services or assets.”

[1]	See Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) [66 FR 8509 (Feb. 1, 2001), correction 66 FR 14828 (Mar. 14, 2001)].

Response. The Registrant respectfully submits that it is unaware of any published SEC authority requiring that “significant revenues” mean at least 50% of revenues (which would generally be referred to as a majority of revenues). In response to the Staff’s comment, however, the referenced disclosure has been revised, as follows:

“Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies that the Adviser determines derive significant revenues (i.e., at least 20% of revenues) from owning, operating, developing or distributing sustainable infrastructure-related goods, services or assets.”

4.       Comment. Please revise Pax International Sustainable Economy Fund’s 80% policy to state that the Fund will invest at least 80% of its net assets in sustainable large-capitalization equity securities in non-U.S. developed markets, in accordance with Rule 35d-1 under the 1940 Act. Please also define the term “sustainable” for purposes of the Fund’s 80% policy.

Response. Please see the response to Comment 2 above.

5.       Comment. Please add an 80% policy to state that Pax Sustainable Allocation Fund will invest at least 80% of its net assets in sustainable investments, in accordance with Rule 35d-1 under the 1940 Act. Please also define the term “sustainable” for purposes of the Fund’s 80% policy.

Response. Please see the response to Comment 2 above.

STATEMENT OF ADDITIONAL INFORMATION (SAI)

1.       Comment. Please explain how the Pax International Sustainable Economy Fund and the Pax Ellevate Global Women’s Leadership Fund will comply with Section 13(a)(3) of the 1940 Act.

Response. In response to the Staff’s comment, the Registrant will: (i) retain the Funds’ current fundamental investment restriction2 with respect to concentration, and (ii) seek to obtain approval of a majority of the outstanding voting securities of each Fund for the modification of the current fundamental investment restriction when the Funds next seek shareholder approval in connection with another matter (so as to minimize shareholder expense). In addition, with respect to Pax International Sustainable Economy Fund, the Registrant will add the following clarifying note in the SAI: “Effective March 31, 2021, the investment objective, principal investment strategies and primary benchmark for the Pax International Sustainable Economy Fund changed. Prior to that date, the Fund employed a “passive management”—or indexing—investment approach designed to track the performance of the MSCI EAFE ESG Leaders Index.” The Registrant further notes that neither Fund has been concentrated.

[2]	The Funds’ current fundamental investment restriction on concentration states as follows: “If an Index Fund’s index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, such Index Fund will concentrate its investments in the same industry or group of industries. If an Index Fund concentrates its investments in a particular industry or group of industries, such Index Fund will be more susceptible to the risks particular to such industry or group of industries than a fund that is not so concentrated.”

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith
Jimena Acuña Smith

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